Filed by Entegris, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: CMC Materials, Inc.
Commission File No.: 000-30205

The following are excerpts from the Q1 2022 Earnings Conference Call with Entegris, Inc. on April 26, 2022:

Bertrand Loy:

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Moving on to our pending acquisition of CMC Materials. We are pleased with the progress we have made toward the closing of the transaction. As a reminder, on March 3, CMC stockholders approved the transaction. On the regulatory front, we cleared the HSR waiting period in the U.S. in January, and we have since received antitrust approvals in Korea and in Taiwan. We are now awaiting approvals from a few remaining jurisdictions. So again, on track, and we continue to believe that the transaction will close in the second half of this year.

We have also made substantial progress putting in place the capital structure to finance the acquisition, and Greg will provide you more details on that in a moment.

Finally, our joint teams continue to work diligently on integration planning. We are in the process of developing a detailed integration plan, following a playbook we have used in previous transactions, including the ATMI acquisition. I would also like to highlight our recent announcements that Todd Edlund, our COO, will be retiring from Entegris at closing. Todd has been a great partner to me, and I cannot thank him enough for the impact he has made on Entegris during his 30 years of service. Post close, we will have a flatter leadership organization, positioned to rapidly complete the integration, drive revenue and cost synergies and pay down the debt.

***

Gregory B. Graves:

Thank you, Bertrand, and good morning, everyone. Before I cover our Q1 results, I wanted to provide an update on the financing of the CMC acquisition. In an effort to proactively mitigate the risk of the deteriorating interest rate environment, we have already put in place over $4 billion of the permanent debt financing for the acquisition.

Earlier this month, we completed an offering of $1.6 billion of 7-year investment-grade senior secured bonds at a rate of 4.75%. And in March, we syndicated a $2.5 billion term loan at a floating rate of SOFR plus 300 basis points to be issued at the close of the acquisition. I am pleased with what we’ve been able to achieve and the positive market reception to our offerings.

Additional Information about the Merger and Where to Find It
This Current Report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This Current Report relates to a proposed business combination between Entegris and CMC. In connection with the proposed transaction, on January 28, 2022, Entegris filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC. The Registration Statement was declared effective by the SEC on January 28, 2022 and CMC commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about January 28, 2022. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and CMC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://Entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@Entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC will be available free of charge on CMC’s website at www.CMCmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@CMCmaterials.com by phone at +1 630-499-2600.

Cautionary Note on Forward Looking Statements
This Current Report may contain statements that are not historical facts and are “forward-looking statements” within the meaning of U.S. securities laws.  The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include statements about: the ability of Entegris and the Escrow Issuer to consummate the proposed notes offering; the impact of the COVID-19 pandemic on Entegris’ operations and markets, including supply chain issues related thereto; future period guidance or projections; Entegris’ performance relative to its markets, including the drivers of such performance; market and technology trends, including the duration and drivers of any growth trends and the impact of the COVID-19 pandemic on such trends; the development of new products and the success of their introductions; the focus of Entegris’ engineering, research and development projects; Entegris’ ability to execute on its business strategies, including with respect to Entegris’ expansion of its manufacturing presence in Taiwan; Entegris’ capital allocation strategy, which may be modified at any time for any reason, including share repurchases, dividends, debt repayments and potential acquisitions; the impact of the acquisitions Entegris has made and commercial partnerships it has established; future capital and other expenditures, including estimates thereof; Entegris’ expected tax rate; the impact, financial or otherwise, of any organizational changes; the impact of accounting pronouncements; quantitative and qualitative disclosures about market risk; anticipated results of operations, business strategies of Entegris, CMC and the combined company; anticipated benefits of the Merger; the anticipated impact of the Merger on Entegris’ and CMC’s business and future financial and operating results; the expected amount and timing of synergies from the Merger; the anticipated closing date for the Merger and other aspects of CMC’s and Entegris’ operations or operating results; and other matters.

These forward-looking statements are based on current management expectations and assumptions only as of the date of this Current Report, are not guarantees of future performance and involve substantial risks and uncertainties (many of which are beyond Entegris’ control and are difficult to predict) that could cause actual results of Entegris, CMC and/or the combined company following the Merger to differ materially and adversely from the results expressed in, or implied by, these forward-looking statements.  These risks and uncertainties include, but are not limited to: (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) Entegris’ and CMC’s ability to meet rapid demand shifts; (iii) Entegris’ and CMC’s ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) Entegris’ debt profile after giving effect to the CMC acquisition; (vii) the increasing complexity of certain manufacturing processes; (viii) raw material shortages, supply and labor constraints and price increases; (ix) changes in government regulations of the countries in which Entegris and CMC operate; (x) the imposition of tariffs, export controls and other trade laws and restrictions and changes foreign and national security policy, especially as they relate to China and as may arise with respect to recent developments regarding Russia and Ukraine; (xi) the fluctuation of currency exchange rates; fluctuations in the market price of Entegris’ stock; (xii) the level of, and obligations associated with, Entegris’ indebtedness, including the notes, and the risks related to holding the notes; (xiii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; (xiv) the ongoing conflict between Russia and Ukraine and the global response to it; and (xv) the other risk factors and additional information described in Entegris’ filings with the SEC. In addition, risks that could cause actual results to differ from forward-looking statements include: the prompt and effective integration of CMC’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the Merger; the risk associated with the timing of the closing of the Merger, including the risk that the conditions to the Merger are not satisfied on a timely basis or at all and the failure of the Merger to close for any other reason; the risk that a regulatory consent or authorization that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the Merger, the outcome of any legal proceedings related to the Merger, the response and retention of business partners and employees as a result of the announcement and pendency of the Merger; and the diversion of management time on transaction-related issues. These risks, as well as other risks related to the proposed transaction, are included in the offering memorandum.  While the list of factors presented here is, and the list of factors to be presented in the offering memorandum are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 4, 2022, CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and amended by the Form 10-K/A filed with the SEC on January 19, 2022, and CMC’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2021, which was filed with the SEC on February 3, 2022, and in other periodic filings, available on the SEC website or www.entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this Current Report, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.